SO 10/18/04

AH 10-18-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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04013459

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED OCT 08 2004 PROCESSING SECTION WASHINGTON, D.C. 202

SEC FILE NUMBER
8- 38426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/03** (MM/DD/YY) AND ENDING **06/30/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTMINSTER FINANCIAL SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 COURTHOUSE PLAZA SOUTHWEST
(No. and Street)

DAYTON	**OHIO**	**45402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH AMUNDSON **(937) 898-0119**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN McCURDY, LTD.
(Name – *if individual, state last, first, middle name*)

826 WESTPOINT PARKWAY, SUITE 1250	**WESTLAKE**	**OHIO**	**44145**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED OCT 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

01-17

OATH OR AFFIRMATION

I, ELIZABETH AMUNDSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTMINSTER FINANCIAL SECURITIES. INC., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

DEBBIE GEIGER, Notary Public
In and for the State of Ohio
My Commission Expires 08-05-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

September 28, 2004

Ms. Jenel C. Damis
NASD
55 West Monroe St., Suite 2700
Chicago, IL 60603-5052

Dear Ms. Damis:

This acknowledges the receipt of the NASD notice dated September 17, 2004 requesting an appropriate explanation of the reconciliation to the Computation of Net Capital. Please find enclosed the information you have requested as well as a new completed Form X-17A-5 Part III Facing Page.

If you have any questions, please contact me directly at (216) 579-1040.

Very truly yours,

COHEN MCCURDY, LTD.

Peggy Melnick

PLM:mew

Enclosures

cc: Lawrence Kendra
US Securities and Exchange Commission

September 17, 2004

NASD

Mr. Christopher J. Broderick, President
Westminster Financial Securities, Inc.
400 Courthouse Plaza, SW
Dayton, OH 45402

Dear Mr. Broderick:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

- An appropriate explanation of the reconciliation to the Computation of Net Capital.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **October 8, 2004**. If you have any questions, please contact the undersigned at (312) 899-4675.

Sincerely,

Jenel C. Damis
Compliance Examiner

aw/webba/rzeszot/aa/Westminster-Audit Def.doc

Regular and Certified Mail (7160 3901 9848 4765 9977)

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Certified Public Accountant
Cohen McCurdy, Ltd.
826 Westpoint Pkwy, Suite 1250
Westlake, OH 44145-1594

Westminster Financial Securities, Inc.
Audit Adjustments
6/30/2004

Journal Entries booked subsequent to the filing of the Focus Report

	DR	CR	Owner's equity	Change in Non-allow. Assets	Agg Indebtedness
Goodwill Impairment Loss	30,000		(30,000)	(30,000)	
Goodwill		30,000			
Write-off of Goodwill in compliance with FAS 142.					
Mutual Fund Breakpoint Accrual	38,088		38,088		(38,088)
Mutual Fund Breakpoint Expense		38,088			
To account for the over-accrual for possible Mutual Fund Breakpoint refunds (due to a lack of customer responses).					
Management Fee	214,405		(214,405)	(214,405)	
Intercompany A/R		214,405			
To book management fee per the Board of Directors resolution (Book against receivable from Parent company)					
Wage Expense	338		(338)		338
Wages Payable		338			
To correct an error in the wage accrual					
Registration Payable	48,924		48,924		(48,924)
Registration Renewal Revenue		48,924			
To correct a posting error					
Various Expenses	6,928		(6,928)		6,928
Accounts Payable		6,928			
To record a liability for the Amercian Express bill received subsequent to year end.					
Misc expense	8,010		(8,010)		8,010
Wages and Salaries Payable		8,010			
To adjust accruals to actual					
	338,683	338,683	(172,669)	(244,405)	(71,736)

Westminster Financial Securities, Inc.
Reconciliation
6/30/2004

Computation of Net Capital	Per Focus Report	Audit Adjustments	Per Financial Statements
1. Total ownership equity from statement of financial condition	862,514	(172,669)	689,845
2. Deduct ownership equity for non-allowable for net capital	-		
3. Total ownership equity qualified for net capital	862,514	(172,669)	689,845
4. Add:			
A. Subordinated liabilities			
B. Other(deductions) or allowable credits			
Deferred taxes	15,000		15,000
5. Total capital	877,514	(172,669)	704,845
6. Deductions and/or changes			
A. Total non-allowable assets	778,367	(244,404)	533,963
7. Other additions and/or credits			
8. Net capital before haircuts on securities	99,147	71,735	170,882
9. Haircuts on securities	5,769		5,769
10. **Net Capital**	93,378	71,735	165,113
Computation of basic net capital requirement			
11. Minimum net cpaital required - 6 2/3% of line 19	45,849		41,067
12. Minimum dollar net capital requirement	50,000		50,000
13. Net capital requirement	50,000		50,000
14. Excess net capital	43,378	71,735	115,113
Computation of aggregate indebtedness			
16. Total A.I. liabilities from statement of financial condition	687,738	(71,736)	616,002
17. Add:	-		
18. Total aggregate indebtedness	687,738	(71,736)	616,002
19. Percentage of aggregate indebtedness to net capital	737%		373%